[redacted]

09057049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Life Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Liberty Way
(No. and Street)

Dover NH 03820
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Treece (603 749-2600 ext: 36281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square New York NY 10036
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/16

OATH OR AFFIRMATION

I, John T. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Life Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Co-CCO

Title

Vicki L. Laplume

Notary Public

VICKI L. LAPLUME
MY COMMISSION EXPIRES DEC. 11, 2012
NOTARY PUBLIC
NEW HAMPSHIRE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Life Securities LLC

Audited Financial Statements
and Supplemental Information

Year Ended December 31, 2008

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Managers
Liberty Life Securities LLC

We have audited the accompanying statement of financial condition of Liberty Life Securities LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Life Securities LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2009

Liberty Life Securities LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 257,833
Accounts receivable from Liberty Mutual	72,925
Prepaid expense	23,083
Commission receivable	65,432
Total assets	$ 419,273
Liabilities and member's equity	
Liabilities:	
Due to Liberty Life Assurance Company of Boston	$ 106,561
Accounts payable	64,881
Commission payable	80,257
Total liabilities	251,699
Member's equity:	
Contributed capital	275,000
Accumulated deficit	(107,426)
Total member's equity	167,574
Total liabilities and member's equity	$ 419,273

See accompanying notes.

Liberty Life Securities LLC

Statement of Operations

Year Ended December 31, 2008

Revenues:	
Commission income	$1,934,311
Miscellaneous income	82,925
Dividend income	259
Total revenues	2,017,495
Expenses:	
Commission expense	1,593,936
Salary expense	369,016
General expense	292,220
Expense reimbursement	(93,428)
Total expenses	2,161,744
Net loss	$ (144,249)

See accompanying notes.

Liberty Life Securities LLC

Statement of Changes in Member's Equity

	Contributed Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2008	$275,000	$ 36,823	$ 311,823
Comprehensive loss:			
Net loss	–	(144,249)	(144,249)
Balance at December 31, 2008	$275,000	$(107,426)	$ 167,574

See accompanying notes.

Liberty Life Securities LLC

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net loss	$(144,249)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Accounts receivable from Liberty Mutual	3,870
Prepaid expense	(5,871)
Commission receivable	(47,109)
Due to Liberty Life Assurance Company of Boston	(58,165)
Accounts payable	(22,975)
Commissions payable	77,590
Net cash used in operating activities	(196,909)
Net decrease in cash	(196,909)
Cash at beginning of year	454,742
Cash at end of year	$ 257,833

See accompanying notes.

1. Nature of Business and Organization

Liberty Life Securities LLC (the Company) acts both as a distributor of variable contracts and as a retail broker/dealer distributing variable annuity contracts and variable life insurance contracts issued by insurance companies directly to institutional and individual investors in the United States. Additionally, the Company acts as a retail broker/dealer distributing redeemable securities issued by open-end and closed-end management investment companies.

The Company is wholly owned by Liberty Life Assurance Company of Boston (the Member or Liberty Life). Liberty Life is 90% owned by Liberty Mutual Insurance Company and 10% owned by Liberty Mutual Fire Insurance Company. Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company are both wholly owned by Liberty Mutual Group Inc. Liberty Mutual Group Inc. is wholly owned by LMHC Massachusetts Holdings Inc., which is wholly owned by Liberty Mutual Holding Company Inc. (Liberty Mutual).

In March 2008, Liberty Life Securities LLC and Liberty Life Distributors LLC, both wholly owned subsidiaries of Liberty Life Assurance Company of Boston, were merged in a transaction accounted for as a pooling of interests. Beginning equity has been restated to reflect the combination. The resulting entity was Liberty Life Securities LLC. Effective January 1st, 2008 Liberty Life Securities LLC became the distributor of the business previously distributed by Liberty Life Distributors LLC.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The financial statements have been prepared from the records maintained by the Company and are not necessarily indicative of the financial condition or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation (see Note 3).

2. Significant Accounting Policies

Basis of Accounting

The Company's basis of accounting is in accordance with accounting principles generally accepted in the United States.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commissions are calculated as a contractual percentage of sales and are recognized on a trade-date basis.

Income Taxes

The Company is organized as a Limited Liability Corporation and has elected to be treated as a division for federal and state income tax reporting purposes. As such, there is no provision for federal or state income taxes as the Member is taxed on the Company's earnings. A federal and state tax benefit of $46,196 and $12,261, respectively would have been recorded if the Company were taxed as a C Corporation and not a division.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. Related-Party Transactions

Distribution Agreement

The Company acts as the principal distributor to Liberty Life, for which it is compensated in accordance with terms agreed upon pursuant to a distribution agreement between the two entities. The Company is responsible for payment of all commissions incurred in connection with the sale of variable life insurance contracts through Liberty Life. The Company no longer offers variable life insurance contracts for sale as of January 1, 2009.

Services Agreement

Under an amended and restated Services Agreement between the Company, Liberty Life, and Liberty Mutual, Liberty Mutual provides personnel, office space, utilities, telecommunications and information processing services relating to its retail business. The Company is reimbursed by Liberty Life for costs incurred in performing operational, distribution and related administration functions for Liberty Life's Variable Products. The Company reimburses Liberty Mutual for these services at cost, and for any other

3. Related-Party Transactions (continued)

special services supplied at the Company's request. Substantially all of the Company's salary and general expenses incurred in 2008 related to this agreement.

The Company pays certain registration fees for Liberty Mutual for which it is subsequently reimbursed. Included in the general expenses is $72,925 relating to these registration expenses. The reimbursement from Liberty Mutual is included in miscellaneous income.

4. Benefit Plans

Significant benefit plans are sponsored by Liberty Mutual and the associated costs are shared by members of the Liberty Mutual Holding Company, Inc and its subsidiaries (Liberty Companies). Liberty Mutual's sponsored plans are summarized as follows:

(a) ***Pension Plan***

Liberty Mutual sponsors noncontributory defined benefit pension plans (the Plans) covering U.S. employees who have attained age 21 and have completed one year of service and Canadian employees who have completed one year of service. The benefits are based on years of service and the employee's "final average compensation" which is the employee's average annual compensation for the highest five consecutive calendar years during the ten years immediately preceding retirement.

Assets of the Plans consist primarily of investments in life insurance company separate accounts and a collective investment trust fund, which invests primarily in fixed income and Standard and Poor's 500 Index of equity securities.

(b) ***Postretirement Benefits***

Liberty Mutual provides certain health care and life insurance benefits (postretirement) for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age and have ten years of service working for the Liberty Companies. Alternatively, retirees may elect certain prepaid health care benefit plans. Life insurance benefits are based upon a participant's final compensation subject to the plan maximum.

4. Benefit Plans (continued)

(c) ***Thrift-Incentive Plan***

Liberty Mutual sponsors a defined contribution savings plan for all employees of the Liberty Companies who meet certain eligibility requirements. During 2008 employees were permitted to contribute a percentage of their annual compensation on a combined before-tax and after-tax basis, subject to certain limitations imposed by the Tax Reform Act of 1986. In 2008 Liberty Mutual matched a percentage of contributions made by employees.

The total amount charged to the Company for the above three benefit plans was $29,452 in 2008.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital and a minimum net capital requirement of $31,596 and $25,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 7.97:1.

Supplemental Information

Liberty Life Securities LLC

Schedule I—Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule IV—Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission in this Audit Report to the Company's Unaudited Form X-17a-5 Part IIA

December 31, 2008

Aggregate indebtedness	$251,699
Net capital:	
Member's capital	167,575
Less nonallowable assets	135,979
Total net capital	$ 31,596
Net capital requirements:	
$25,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 25,000
Net capital in excess of requirements	6,596
Total net capital	$ 31,596
Ratio of aggregate indebtedness to net capital	7.97:1

No differences exist between the computation of aggregate indebtedness and net capital under Rule 15c3-1 included in this Audit Report and the computations included in the unaudited Form X-17a-5, Part IIA filing as of December 31, 2008.

Liberty Life Securities LLC

Schedule II—Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
and
Schedule III—Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(2)(i) of that rule at December 31, 2008.

Ernst & Young
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

Board of Managers
Liberty Life Securities LLC

In planning and performing our audit of the financial statements of Liberty Life Securities (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

Ernst & Young

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2009

Ernst & Young LLP

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Audited Financial Statements and Supplemental Information

Liberty Life Securities LLC

Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm